

N E W S   R E L E A S E

News Release 2003-14   **June 27, 2003**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Closes $21,000,000 Equity Private Placement

Queenstake Resources Ltd. has closed a brokered private placement financing of CDN$21 million (approximately US$15.7 million).

Queenstake issued and sold 105,000,000 subscription receipts priced at $0.20 each. Each subscription receipt is exercisable to acquire one common share and one half a common share purchase warrant ("Warrant'). Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a period of 24 months following completion of the acquisition by the Company of the Jerritt Canyon mine (NR03-10). The proceeds have been deposited in escrow pending satisfaction of conditions to release the escrowed proceeds. The financing was led by Westwind Partners Inc. and co-managed by Loewen, Ondaatje, McCutcheon Limited.

Queenstake and the current owners of the Jerritt Canyon mine have agreed to extend the closing date from June 25, 2003 to on or before July 1, 2003.

Queenstake has all necessary regulatory approval to complete the financing and acquisition.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com   web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com